

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2022

Hongtao Shi
Chief Executive Officer
Prestige Wealth Inc.
Suite 5102, 51/F
Cheung Kong Center
2 Queen's Road Central
Hong Kong

> **Re: Prestige Wealth Inc.**
> **Registration Statement on Form F-1**
> **Filed October 25, 2022**
> **File No. 333-267999**

Dear Hongtao Shi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed October 25, 2022

General

1.  We note your response to our prior comment number 2 and reissue in part. Please identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the company are "investment securities" for the purposes of Section 3 of the Investment Company Act. Additionally, identify the percentage of the value of the company's total assets that are "investment securities." As part of your response, please also include an analysis of any exemptions you rely upon, if applicable, or advise. As part of your analysis, please discuss the funds your subsidiaries manage. We note disclosure that your growth strategy includes growing subsidiaries' asset management business to

include a larger number of funds and diversify the types of funds.

Cover Page

2.	Disclose on your cover page whether your offering is contingent upon on final approval of your NASDAQ listing on your cover page. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares. Please ensure the disclosure regarding NASDAQ approval is consistent with your underwriting agreement.

Risk Factors, page 15

3.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Allowance for doubtful accounts, page 73

4.	We note your disclosure that you recorded an allowance for doubtful accounts of $591,290, as of March 31, 2022 since all means of collection have been exhausted and the potential for recovery is considered remote. We also note that a significant portion of the receivables are over one year past due. Please tell us why you have not charged-off any receivables considering the guidance in ASC 310-10-35-41 indicates that a receivable balance should be charged-off in the period deemed uncollectible.

Our Wealth Management Revenue Generation, page 106

5.	We note your disclosure that, "For the fiscal year ended September 30, 2020, we accrued referral fees for 19 policy originations in the amount of $1,463,172, and the total amount of annual origination premium for those policies was $2,321,222." Please revise to clarify what the $2,321,222 represents. The current disclosure appears to indicate that your referral fees were 63% of the premiums. Please revise similar disclosure for other periods in this section.

6.      Please reconcile your disclosure on page 107 that the three policies originated during the six months ended March 31, 2022 had annual origination premium of $2,882,260 to your disclosure on page 3 that the average premium for these three policies was approximately $9.6 million.

Contract Assets, page F-15

7.      Please refer to comment 13.  Please revise your line item entitled "Net off amount payment due" in the roll forward table on page F-1 and used in several other tables throughout the filing, to clarify what this represents.  It appears that this activity may represent the reclassification of contract assets to receivables as the result of rights to consideration becoming unconditional.

8.      We note your disclosure on page F-15 that "The contract assets will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date."  This disclosure appears to contradict disclosure on the same page that states, "The contract assets will increase when the Company recognizes it and will decrease when the payment is due and be reclassified to a receivable." Please revise to clarify your accounting policy regarding reclassification of contract assets to receivables.

Note 5. Prepaid expenses and other assets, page F-39

9.      Please tell us how you considered whether to write-off the prepaid deposit for acquisition considering you have not received any re-payments for 2 years.  Also, please tell us, and revise MD&A as appropriate, to discuss the status of any legal proceedings or other plans to recover the amounts due.

Exhibit Index
Exhibit 5.1 - Opinion of Conyers Dill & Pearman regarding the validity of the Ordinary Shares being registered, page II-4

10.     We note that the opinion of counsel refers to the registration of "up to 2,500,000 ordinary shares."  We further note that your fee table (Exhibit 107) registers 2,875,000 of your ordinary shares, which amount appears to include the underwriter's over-allotment option, and that you will issue to the underwriter warrants to purchase a number of ordinary shares equal to 7% of the total number of ordinary shares sold in this offering.  Please provide an opinion of counsel that opines on the legality of the total number of shares being registered and issued.  Additionally, please confirm that you have registered the full amount of shares underlying the underwriter's warrants in the event the over-allotment option is exercised, or revise accordingly.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters.  Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance

cc:    Ying Li, Esq.